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UNI
SECURITIES AND
Washin



12061262

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2012
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~50482~~ 51855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spot Trading L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2800
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Merrilees (312)362-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Robert Merrilees, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Spot Trading L.L.C., as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer

Title


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
MARCIA M SALERNO
MY COMMISSION EXPIRES
AUGUST 25, 2014

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

December 31, 2011

Contents

1202-1331421



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Spot Trading L.L.C.

We have audited the accompanying statement of financial condition of Spot Trading L.L.C. (the Company), a wholly owned limited liability company of Spot Holdings L.P., as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 13, 2012

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 40,639
Securities owned, at fair value	1,354,358,561
Receivable from broker-dealer	550,218,070
Fixed assets (net of accumulated depreciation and amortization of $7,632,631)	6,056,068
Prepaid expenses	708,961
Other assets	23,438
Total assets	$1,911,405,737
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$1,785,226,398
Payable to Parent	877,017
Payable to Affiliate	262,144
Accrued compensation and benefits	4,672,869
Accounts payable, accrued expenses, and other liabilities	2,930,539
	1,793,968,967
Subordinated borrowings	30,000,000
Member's equity	87,436,770
Total liabilities and member's equity	$1,911,405,737

See accompanying notes.

1. Organization and Nature of Business

Spot Trading L.L.C. (Spot Trading or the Company) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company is a technology-focused proprietary trading firm that engages in various trading activities, primarily buying, selling, and dealing as a principal in U.S. exchange-traded options, equity securities, and futures for its own account. The Company is a Trading Permit Holder and market maker on the Chicago Board Options Exchange, Incorporated (CBOE); an Electronic Access Member on the International Securities Exchange, LLC; a member organization of the NASDAQ OMX PHLX LLC; a market maker on the NYSE Arca Options trading platform of NYSE Arca, Inc., a market maker on the NYSE Amex Options trading platform of NYSE Amex, LLC; and a Trading Privilege Holder on the CBOE Futures Exchange. Spot Trading is also registered with the Financial Industry Regulatory Authority (FINRA). Spot Trading clears all transactions through another broker-dealer, Goldman Sachs Execution & Clearing L.P. (GSEC). Spot Trading's financial Designated Examining Authority is the CBOE.

On April 1, 2010, the Company reorganized its corporate structure. Under the reorganization, three new legal entities were established: Spot Holdings L.P. (the Parent) and its general partner, Spot GP L.L.C. (Spot GP), and Spot Technologies L.L.C. (the Affiliate). The Parent, a Delaware holding company, is the 100% owner of both Spot Trading and the Affiliate. The Affiliate is an intellectual property holding company with limited operations. The Parent is the manager of the Company, and Spot GP is the general partner of the Parent.

The Company is an Illinois limited liability company and shall only dissolve if the manager determines to dissolve the Company or if the Company has no members or interest holders for 30 consecutive days. The Company's Chief Executive Officer is Robert Merrilees. Prior to the reorganization in 2010, Mr. Merrilees was the manager of the Company. All business is conducted from the Company's office in Chicago, Illinois.

The accompanying statement of financial condition reflects the stand-alone statement of financial condition of Spot Trading for the year ended December 31, 2011.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Revenue Recognition

Proprietary equity securities, which include common stock and exchange-traded funds (ETFs), and derivative financial instruments, which include option and futures contracts that derive their value from underlying assets, indices, or a combination of these factors, are recorded in securities owned and securities sold, not yet purchased in the statement of financial condition on a trade-date basis.

Financial Instruments

Securities sold, not yet purchased are collateralized by cash and securities owned that are on deposit with the clearing broker. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from broker-dealer in the statement of financial condition.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established fair value hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:

- Level 1 – Unadjusted quoted prices or exchange settlement prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
- Level 2 – Quoted prices or exchange settlement prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly
- Level 3 – Prices or exchange settlement prices in markets that are not considered to be active, or valuations that require inputs that are both significant to the fair value measurement and unobservable

When available, the Company uses quoted market prices in active markets to determine the fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value measurements do not include transaction costs.

In determining fair value for financial instruments, the Company separates its securities owned and securities sold, not yet purchased into two categories: equity securities (including common stock and ETFs) and derivative financial instruments (including options and futures).

2. Significant Accounting Policies (continued)

Equity Securities

The Company's equity securities may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's equity securities typically fall within Level 1 or Level 2 because they are exchange-traded and valued using quoted market prices or other observable inputs. Listed equity securities that are actively traded are classified within Level 1 of the fair value hierarchy. Equity securities that are not actively traded, are in bankruptcy, or are restricted are generally classified within Level 2 of the fair value hierarchy. Equity securities where volume has declined significantly or no exchange-trading exists and are valued using unobservable inputs are classified within Level 3 of the fair value hierarchy.

Derivative Financial Instruments

The Company's derivative financial instruments may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's derivative financial instruments typically fall within Level 1 or Level 2 of the fair value hierarchy because they are exchange-traded and valued using quoted market prices, exchange settlement prices, or other observable inputs. Listed derivative financial instruments that are actively traded are classified within Level 1 of the fair value hierarchy. Derivative financial instruments that are not actively traded are generally classified within Level 2 of the fair value hierarchy. Derivative financial instruments where volume has declined significantly, the underlying security has been delisted, no exchange trading exists, or where trading activity does not appear orderly and are valued using unobservable inputs are classified within Level 3 of the fair value hierarchy.

Fixed Assets

Fixed assets include computer equipment, furniture, software, and leasehold improvements, recorded at cost, less accumulated depreciation and amortization.

Computer equipment includes servers, workstations, and networking equipment. Networking equipment is depreciated on an accelerated basis over useful lives of five years. Servers and workstations are depreciated on a straight-line basis over useful lives of three years.

Furniture includes office furniture and related fixtures. Furniture is depreciated on an accelerated basis over useful lives of seven years.

2. Significant Accounting Policies (continued)

Software includes purchased software. Purchased software is depreciated on a straight-line basis over useful lives of three years.

Leasehold improvements include investments made to customize office space occupied under an operating lease to make it suitable for its intended use. Leasehold improvements are depreciated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Fixed assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows related to the asset or asset group is less than the corresponding carrying value. No impairment loss for fixed assets was recorded for the year ended December 31, 2011.

Leases

The Company leases office space under an operating lease. The Company recognizes occupancy expense related to the operating lease on a straight-line basis over the term of the lease. At December 31, 2011, the Company had $796,558 of accrued rent liability recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition to be amortized to occupancy expense over the term of the lease. The term of the lease commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property.

For tenant improvement allowances, the Company records a deferred liability and amortizes the liability over the lease term as a reduction to occupancy expense. At December 31, 2011, the Company had $667,109 of deferred liabilities for tenant improvement allowances recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) 740-10, *Income Taxes*. The Company's taxable income becomes taxable to the respective limited partners of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months.

The Company recognizes interest and penalties, if any, related to uncertain tax. Although the Company is subject to examination by the U.S. Internal Revenue Service and various state and local tax authorities within the United States, all examinations with respect to the Company's federal income tax returns for years prior to 2008 have been closed. The Company is subject to examination by various state and local tax authorities within the U.S. for tax years subsequent to 2007. The Company is not currently under audit by any tax authorities.

Exchange Membership and Common Stock in Exchange

Prior to June 2010, the Company's CBOE exchange membership provided the Company with the right to trade on the exchange. The exchange membership was recorded at cost or, if any other-than-temporary impairment in value occurred, at a value that reflected management's estimate of cost less the impairment.

2. Significant Accounting Policies (continued)

On June 15, 2010, the CBOE completed a demutualization and an initial public offering (IPO) of CBOE Holdings, Inc., a new holding company that wholly owns the CBOE (collectively, the transactions). At the time of the demutualization, the Company's CBOE exchange membership converted into Class A-1 and Class A-2 common stock in CBOE Holdings, Inc. The common stock was subject to certain transfer restrictions, which have expired as of December 31, 2011.

Following the demutualization and IPO, trading access to the CBOE is granted through a trading permit.

In October 2010, CBOE launched two concurrent tender offers for shares of its Class A-1 and Class A-2 common stock at a price of $25.00 per share. The tender offer was completed in November 2010, and the Company tendered 17,987 and 16,181 shares of its Class A-1 and Class A-2 common stock, respectively.

The lockup period on the Class A-1 and Class A-2 shares expired in December, 2010 and June, 2011, respectively. Following the expiry of the lockup period, all transfer restrictions were removed, and the shares were converted to CBOE Holdings, Inc. unrestricted common stock. During the year ended December 31, 2011, the Company sold 35,832 shares of CBOE Holdings, Inc. common stock. The remaining 10,000 shares are recorded at fair value and are included in securities owned in the statement of financial condition.

3. Receivable From Broker-Dealer

Receivable from broker-dealer at December 31, 2011, consists of the following:

Margin receivable	$ 554,163,517
Unsettled securities transactions payable, net	(2,578,074)
Exchange-traded futures – open trade equity	(223,083)
Dividends and interest payable, net	(1,144,290)
Total	$ 550,218,070

4. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth, by security type and level within the fair value hierarchy, the Company's securities owned and securities sold, not yet purchased at December 31, 2011.

	Level 1	Level 2	Level 3	Total
Securities owned				
Equity securities:				
Common stock	$ 781,980,004	$ 1,901,193	$ –	$ 783,881,197
Exchange-traded funds	77,531,456	226,270	–	77,757,726
	859,511,460	2,127,463	–	861,638,923
Derivative financial instruments:				
Options on common stock	477,316,573	1,853,564	–	479,170,137
Options on exchange-traded funds	12,681,275	12,333	–	12,693,608
Options on index products	481,693	–	–	481,693
Options on futures	374,200	–	–	374,200
	490,853,741	1,865,897	–	492,719,638
Total securities owned	$ 1,350,365,201	$ 3,993,360	$ –	$ 1,354,358,561

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased				
Equity securities:				
Common stock	$ 1,273,116,775	$ 10,953,515	$ –	$ 1,284,070,290
Exchange-traded funds	119,557,059	1,974,829	–	121,531,888
	1,392,673,834	12,928,344	–	1,405,602,178
Derivative financial instruments:				
Options on common stock	334,623,491	395,307	–	335,018,798
Options on exchange-traded funds	41,075,272	1,061,070	–	42,136,342
Options on index products	2,157,230	–	–	2,157,230
Options on futures	311,850	–	–	311,850
	378,167,843	1,456,377	–	379,624,220
Total securities sold, not yet purchased	$ 1,770,841,677	$ 14,384,721	$ –	$ 1,785,226,398

4. Financial Instruments (continued)

At December 31, 2011, all of the securities owned were pledged to the clearing broker. ETFs and options on ETFs include index ETFs and commodity ETFs. The index ETFs include those that track the general stock market, as well as specific industries. At December 31, 2011, there were no industry concentrations in equity or derivative securities owned or securities sold, not yet purchased.

For the year ended December 31, 2011, the Company had no assets or liabilities classified as Level 3 securities. In addition, for the year ended December 31, 2011, the Company had no significant transfers in and out of Level 1 or Level 2 and no transfers in and out of Level 3. The level assigned to a particular security and the inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Derivative Activities

Derivative financial instruments include exchange-traded options and futures contracts that derive their value from underlying assets, indices, or a combination of these factors. Derivative financial instruments may involve future commitments to purchase or sell other financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified securities or indices. All of the Company's derivative contracts are entered into to take proprietary positions as part of the Company's trading activities and do not qualify for hedge accounting.

The daily average number of open contracts for the year ended December 31, 2011, for derivative assets and liabilities was 3,079,585 and 2,073,417, respectively.

4. Financial Instruments (continued)

Derivative financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition. See Note 8 to the financial statements for a discussion of these risks. The Company manages risk exposures related to its derivative contracts through diversification, by controlling position size, by entering into offsetting positions, and through various analytical monitoring techniques.

5. Fixed Assets

Fixed assets consist of the following at December 31, 2011:

	Cost	Accumulated Depreciation and Amortization	Net
Computer equipment	$ 5,662,702	$ 3,093,537	$ 2,569,165
Furniture	913,648	685,761	227,887
Purchased software	1,308,294	1,003,335	304,959
Leasehold improvements	5,804,055	2,849,998	2,954,057
Total	$ 13,688,699	$ 7,632,631	$ 6,056,068

6. Subordinated Borrowings

On August 12, 2011, the Company entered into two new subordinated revolving loans. The loans were subsequently amended on October 31, 2011. The first amended loan provides for maximum borrowings of $15,000,000 that are guaranteed by GSEC (Guaranteed Loan). The second amended loan provides for maximum borrowings of $15,000,000 that are not guaranteed (Non-Guaranteed Loan). These loans replaced two subordinated revolving loans that provided aggregate borrowings up to $40,000,000 and whose commitments expired on August 12, 2011. The Company fully repaid all amounts outstanding under the previous subordinated revolving loans with borrowings under the new loans on August 12, 2011. The commitments for the new subordinated revolving loans provide for advances through, but not including, August 13, 2012 (the commitment period). Each advance is due on the maturity date of August 13, 2013. At December 31, 2011, the $30,000,000 outstanding on the revolving loans included $15,000,000 under the Guaranteed Loan and $15,000,000 under the Non-Guaranteed Loan.

The subordinated borrowings constitute part of the Company's net capital under the SEC Net Capital Rule and may be repaid only if the Company continues to meet minimum net capital and other prepayment and repayment requirements as defined in Rule 15c3-1 of the SEC Net Capital Rule after giving effect to such prepayment or repayment and has receipt of approval from the SEC and other regulatory bodies to make such payment. Borrowings under the revolving loans bear interest with reference to the Overnight LIBOR Rate (Overnight LIBOR Portions) or, at the option of the Company, with reference to the LIBOR Rate (LIBOR Portions) or Prime Rate (Prime Rate Portions).

Overnight LIBOR Portions bear interest at a rate per annum equal to the Overnight LIBOR Rate plus applicable LIBOR Margin. The Overnight LIBOR Rate is the greater of (a) the overnight U.S. dollar LIBOR Rate or (b) 1.00%. The LIBOR Margin is 5.00% and 6.00% for the Guaranteed Loan and Non-Guaranteed Loan, respectively, during the commitment period. At December 31, 2011, the Company's outstanding borrowings under the Guaranteed Loan and Non-Guaranteed Loan were subject to the Overnight LIBOR Rate of 1.00% plus the LIBOR Margin of 5.00% and 6.00%, respectively, for overall rates of 6.00% and 7.00%, respectively. LIBOR Portions bear interest at a rate per annum determined by adding the LIBOR Margin to the LIBOR Rate for the interest period selected (30, 60, or 90 days). Prime Rate Portions bear interest at a floating rate per annum determined by adding the applicable Prime Rate Margin to the Prime Rate in effect. The Prime Rate Margin is 4.00% and 5.00% for the Guaranteed Loan and Non-Guaranteed Loan, respectively, during the commitment period. Margins on all advances outstanding after the commitment period are subject to an additional 3.00% per annum.

6. Subordinated Borrowings (continued)

Prior to August 12, 2011, the Company had two subordinated revolving loans. The prior subordinated loans had similar terms and conditions to the current subordinated loans, with the first loan providing for maximum borrowings of $20,000,000 that were guaranteed by GSEC and the second loan providing for maximum borrowings of $20,000,000 that were not guaranteed.

Payments and collections under both revolving loan agreements are applied first to obligations arising under the Non-Guaranteed Loan until paid in full and thereafter to obligations under the Guaranteed Loan. The new revolving loan agreements provided for a non-refundable up-front facility fee of $400,000. This amount is being amortized ratably over the term of the commitment. At December 31, 2011, $244,384 of unamortized facility fees are recorded in prepaid expenses in the statement of financial condition. In addition, the new agreements provide for a commitment fee of one percent (1.00%) per annum on the average daily unused portion of the bank's commitment. The previous revolving loans that expired during 2011 provided for a non-refundable up-front facility fee of $200,000 and a commitment fee of one percent (1.00%) per annum on the unused portion of the banks' commitment.

Both the new and previous revolving loans are subject to a number of restrictive covenants that, in part, limit the ability of the Company to create liens on assets, engage in mergers and consolidations, incur indebtedness for borrowed money, declare dividends, or dispose of assets. The financial covenants under the amended and previous revolving loans require the Company to maintain a minimum amount of tangible net worth, as defined in the loan documents, not to be less than $60,000,000; to maintain a total leverage ratio, as defined in the loan documents, of no more than 0.3334 to 1; and to maintain excess net capital, as defined in the loan documents, of not less than the amount required by the SEC. As of December 31, 2011, the entire amounts were drawn on the revolving loans.

As the guarantor under the Guaranteed Loan, GSEC guarantees the full indebtedness to the bank under the Guaranteed Loan at maturity, or earlier upon an event of default, as defined in the loan documents. GSEC may exercise or enforce any right of exoneration, reimbursement, recourse, or subrogation available against anyone liable for the indebtedness under the Guaranteed Loan, including the Company, when the amount owed to the bank on both the Guaranteed Loan and Non-Guaranteed Loan have been fully paid and the commitments to extend credit have terminated or expired. In connection with GSEC providing the guaranty under

6. Subordinated Borrowings (continued)

the Guaranteed Loan, the Company has agreed to provide GSEC with certain rights, including indemnification and reimbursement for any loss or liability, or expense, legal and/or otherwise, incurred by GSEC in connection with its obligations under the guaranty. Beginning in 2010, the drawn portion of the Guaranteed Loan is subject to a capital usage fee from GSEC.

7. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in February 2016. At December 31, 2011, the future minimum annual lease obligations, inclusive of additional estimated payments that may be required for certain increases in operating costs, were as follows:

2012	$ 983,495
2013	1,018,506
2014	1,055,139
2015	1,093,152
2016	186,666
Total	$ 4,336,958

The Company has the option to extend the lease for one period of five years upon expiration of the original term in 2016.

The maximum payouts for option and futures contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options are included in securities sold, not yet purchased in the statement of financial condition.

7. Commitments and Contingencies (continued)

The Company, in the normal course of business, may be named as defendant in various legal proceedings. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any amounts accrued for legal proceedings.

8. Indemnifications

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Under the Guaranteed Loan, the Company has provided GSEC with certain indemnifications. See Note 5 to the financial statements for a further description.

9. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options on equity securities and futures contracts. Options owned provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded.

9. Financial Instruments with Off-Balance-Sheet Risk (continued)

In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears all of its trades through GSEC, a U.S. financial institution. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk since all positions are held with this clearing broker. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

The Company also maintains its cash balances at one bank. Accounts held at the bank are fully insured by the Federal Deposit Insurance Corporation, regardless of the amount in the account, per depositor, per institution. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

10. Employee 401(k) Savings Plan

The Company maintains a savings plan that is qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible to join the plan the first day of the month following the employee hire date. Under this plan, employees may contribute a percentage of eligible compensation on both a pre-tax and after-tax basis. The Company generally matches a percentage of a participating employee's pre-tax contributions following 12 months of employment.

11. Member's Equity

In conjunction with the corporate reorganization effective April 1, 2010, the members of Spot Trading contributed their limited liability company interests in the Company to the Parent in exchange for limited partnership interests in the Parent (Units) and became limited partners of the Parent. The former Class A-1 Units and Class A-2 Units in Spot Trading were exchanged for Class A-1 Units and Class A-2 Units, respectively, in the Parent. The former Class B and Class C Units in Spot Trading were exchanged for Class B-1 Units in the Parent, and the new Class B-1 limited partners were issued certain Class B-2 Units in the Parent at the discretion of the general partner. In addition, certain limited partners made additional contributions to the Parent in exchange for additional Class B-1 and Class C-1 Units in the Parent.

Spot GP is the general partner of the Parent and has authority to manage the business and affairs of the Parent and, therefore, to manage the Parent's wholly owned subsidiary, Spot Trading. The Class A-1 limited partner has sole voting rights with respect to the Parent. Spot GP is managed by Robert Merrilees in his capacity as sole manager. Spot GP may only be removed as general partner of the Parent upon the unanimous vote of the Class A-1 limited partner of the Parent.

12. Net Capital Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined by Rule 15c3-1. Net capital changes from day to day, but at December 31, 2011, the Company had net capital of $42,737,030, which was $42,198,666 in excess of its required minimum net capital. At December 31, 2011, the percentage of aggregate indebtedness to net capital was 18.97%.

Prepayment and repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

13. Transactions with Parent Company, Affiliates, and Related Parties

Through October 31, 2010, the Parent's sole Class A-1 limited partner had a minority ownership interest in YJT Solutions, LLC (YJT Solutions), a provider of technology and consulting services to the Company. As of October 31, 2010, the Class A-1 limited partner redeemed its entire ownership interest in YJT Solutions in exchange for a personal unsecured promissory note

13. Transactions with Parent Company, Affiliates, and Related Parties (continued)

payable over three years in equal annual installments plus interest. The Company owed $26,054 for professional fees and hardware purchases to YJT Solutions at December 31, 2011, with such amount included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

As of December 31, 2011, the Company had a net distribution payable to the Parent of $877,017, recorded in payable to Parent, net, in the statement of financial condition. The net distribution payable primarily represents compensation-related liabilities to various limited partners of the Parent.

In conjunction with the corporate reorganization effective April 1, 2010, the Company and the Affiliate entered into a non-exclusive, non-transferable, non-sublicensable, royalty-free right and license to use the Affiliate's intellectual property in connection with its normal course of business. Accordingly, the cost basis of internally developed software, and the associated accumulated amortization, was distributed to the Parent in conjunction with the licensing arrangement. The Parent concurrently transferred the internally developed software to the Affiliate. At the time of the transfers, the Company determined that the net book value of the internally developed software approximated fair value. The net book value of all internally developed software transferred at the time of the reorganization was $199,553. During 2011, the Company incurred an additional $572,493 of internally developed software costs. This amount was distributed during the year to the Parent and transferred to the Affiliate. The entire amortization expense recorded at the Affiliate for capitalized internally developed software is allocated to the Company, as it is the primary user of the software.

14. Subsequent Events

The Parent made withdrawals of $400,000 of member's equity subsequent to December 31, 2011 for the purpose of funding the various withdrawals of the Parent's limited partners. In addition, $294,008 included in payable to Parent in the statement of financial condition as of December 31, 2011, was paid in February 2012.